April 2, 2019

Barry E. Silbert
Chief Executive Officer
Grayscale Bitcoin Trust (BTC)
250 Park Avenue South
New York, New York 10003

       Re: Grayscale Bitcoin Trust (BTC)
           Amendment Number 2 to
           Draft Registration Statement on Form 10-12G
           Submitted February 25, 2019
           CIK No. 0001588489

Dear Mr. Silbert:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
February 11, 2019 letter.

Amendment 2 to Form 10, filed February 25, 2019

Principal Market and Fair Value Determination, page F-8

1. We have reviewed your response to comment 3. Your description that the Authorized
       Participant primarily transacts with other OTC trading desks appears to indicate that that market is the market in which the reporting entity would normally enter into a transaction, as that phrase is used in ASC 820-10-35-5A. Please tell us if our understanding is correct. If our understanding is correct, we observe that ASC 820-10-35-5A presumes that the market in which the reporting entity would normally enter into at a transaction is the reporting entity's principal market, absent contrary evidence. If applicable, please
 Barry E. Silbert
FirstNameBitcoin Trust (BTC)Silbert
Grayscale LastNameBarry E.
Comapany NameGrayscale Bitcoin Trust (BTC)
April 2, 2019
April 2 2019 Page 2
Page 2,
FirstName LastName
         provide us with the contrary evidence on which you relied to overcome the presumption in
         ASC 820-10-35-5A.
Incidental Rights and IR Virtual Currency, page F-9

2. We note your response to comment 4. Your response appears to indicate that you recognize digital assets resulting from forks and airdrops if and when you create software necessary to access the digital asset. Because this is not clear from your use of the term
         "passively received," please revise your disclosure to be more clear and precise.
         Separately, it is unclear to us why the discretionary decision by the Company to create software necessary to access a digital asset dictates when an asset has been received.
         Please reconcile your policy to the definition of an asset.
3. In order to help us evaluate your response to comment 4, please tell us whether you concur that the Trust must have access to the principal market at the measurement date. If you do not believe that the Trust must have access to the principal market, please provide your basis in the accounting literature. To the extent you do concur, please address the following:

             Please tell us how your accounting policy is consistent with the requirement that the
             Trust have access to the principal market at the measurement date.

             Please tell us whether the Authorized Participant has access to markets that the Trust would not have by virtue of being a New York registered entity. To the extent that it does, please tell us how you consider this point in your determination of principal market.

             Please highlight for us where ASC 820-10-35-6A indicates that the identification of a principal market for a nonmonetary asset is not limited to those markets in which an entity would actually sell the nonmonetary asset.
4. In order to evaluate your response, please more clearly describe the unique attribute(s)
         (e.g. private key) that in a fork or airdrop provides an asset to each individual Bitcoin holder, including whether it prevents that asset from being accessed or otherwise controlled by another Bitcoin holder, and how the abandonment steps you take result in the loss of control of such assets notwithstanding the unique attribute(s).
Investment Transactions and Revenue Recognition, page F-9

5. We note your response to comment 2. We further note Bitcoin is not a debt or equity security and that ASC 946-10-15-1 indicates that entities within the scope of ASC 946 shall comply with the applicable guidance not included in ASC 946. As such, please reconsider your analysis and tell us the consideration you gave to applying ASC 610-20-
         32-2.
 Barry E. Silbert
Grayscale Bitcoin Trust (BTC)
April 2, 2019
Page 3
General

6. We note your response to comment 6 of our letter. Please revise the Trust Agreement to state that, by agreeing to the provision set forth in Section 7.4 thereof, investors will not be deemed to have waived the Trusts compliance with the federal securities laws and the rules and regulations thereunder.
7. You disclose that this provision is intended to apply to claims under the federal securities laws and that shareholders will not be deemed to have waived the Trust's compliance with the federal securities laws. Please provide us with your legal analysis explaining how application of this provision to derivative rights of action under the federal securities laws is consistent with the federal securities laws' anti-waiver provisions.
8. We note your response to comment 7 and your revised disclosure on pages 26 and 84-85.
         Please further revise your disclosure to state clearly that Section 3816(e) of the Delaware
         Statutory Trust Act has not been applied in the context of a claim arising under the federal securities laws or the rules and regulations thereunder. Additionally, please revise your disclosure to discuss any uncertainty regarding the enforceability of this provision under federal or state law.
9. We note your response to comment 8 and your revised disclosure on pages 84-85. Please further revise your disclosure to clarify what will happen if the Trust issues additional shares during the pendency of the claim, including without limitation whether and how the
         Trust will notify litigants of such a change.
       You may contact Eric McPhee, Senior Staff Accountant, at (202) 551-3693 or
Robert Telewicz, Accounting Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von
Althann, Staff Attorney, at (202) 551-3207 or Sonia Gupta Barros, Assistant Director, at (202)
551-3655 with any other questions.



                                                                Sincerely,
FirstName LastNameBarry E. Silbert
                                                                Division of
Corporation Finance
Comapany NameGrayscale Bitcoin Trust (BTC)
                                                                Office of Real
Estate and
April 2, 2019 Page 3                                            Commodities
FirstName LastName